Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated September 13, 2021

Relating to Preliminary Prospectus dated September 13, 2021 and

Prospectus dated April 29, 2019

Registration No. 333-231089

Hercules Capital, Inc.

$325,000,000

2.625% Notes due 2026

PRICING TERM SHEET

September 13, 2021

The following sets forth the final terms of the 2.625% Notes due 2026 and should only be read together with the preliminary prospectus supplement dated September 13, 2021, together with the accompanying prospectus dated April 29, 2019, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer Issuer Ticker	Hercules Capital, Inc. HTGC

Security	2.625% Notes due 2026

Ratings* Trade Date Settlement Date	Baa3 (Stable) (Moody’s); BBB+ (Stable) (Kroll) September 13, 2021 September 16, 2021 (T+3)

Aggregate Principal Amount Offered	$325,000,000

Maturity	September 16, 2026, unless earlier repurchased or redeemed

Price to Public (Issue Price)	99.744%

Coupon (Interest Rate)	2.625%

Yield to Maturity	2.680%

Spread to Benchmark Treasury	+187.5 basis points

Benchmark Treasury	0.750% due August 31, 2026

Benchmark Treasury Price and Yield	99-23+/0.805%

Interest Payment Dates	March 16 and September 16, commencing March 16, 2022

Optional Redemption

Equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest to the redemption date:

•   100% of the principal amount of the notes to be redeemed, or

•   the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 30 basis points; provided, however, that if Hercules Capital, Inc. redeems any Notes on or after August 16, 2026 (the date falling one month prior to the maturity date of the Notes), the redemption price for the Notes will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Change of Control	Holders have the right to require Hercules Capital, Inc. to repurchase the notes at 100% of their principal amount plus accrued and unpaid interest, if any, in the event of a change of control repurchase event.

Denomination	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP	427096 AH5

ISIN	US427096AH50

Joint Book-Running Managers	Goldman Sachs & Co. LLC SMBC Nikko Securities America, Inc. MUFG Securities Americas Inc. RBC Capital Markets, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Hercules Capital, Inc. expects that delivery of the Notes will be made to investors on or about September 16, 2021, which will be the third business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery should consult their advisors.

Investors are advised to carefully consider the investment objective, risks, charges and expenses of Hercules Capital, Inc. before investing. The Preliminary Prospectus and accompanying prospectus, which has been filed with the Securities and Exchange Commission, contains this and other information about Hercules Capital, Inc. and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of Hercules Capital, Inc. and are not soliciting an offer to buy such securities in any jurisdiction where such offer and sale is not permitted.

A shelf registration statement relating to these securities is on file with and has been declared effective by the Securities and Exchange Commission. The offering may be made only by means of a preliminary prospectus supplement and an accompanying prospectus. Copies of the Preliminary Prospectus may be obtained from Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, or email prospectus-ny@ny.email.gs.com, or telephone: 1-866-471-2526, or SMBC Nikko Securities America, Inc., 277 Park Avenue, New York, New York 10172, or email prospectus@smbcnikko-si.com, or telephone: 1-888-868-6856.